Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2017:

At March 31, 2017
(in millions)
Total short-term borrowings(1)	¥34,910,156

Long-term debt:
Obligations under capital leases	16,673
Unsubordinated debt	22,536,050
Subordinated debt	4,571,638
Obligations under loan securitization transactions	632,540
Debt issuance costs	(13,458)

Total long-term debt	27,743,443

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 14,168,853,820 shares)	2,090,270
Capital surplus	5,956,644
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	3,931,612
Accumulated other comprehensive income, net of taxes	2,281,423
Treasury stock, at cost: 739,564,216 common shares	(513,988)

Total shareholders’ equity	13,985,532

Noncontrolling interests	779,176

Total equity	14,764,708

Total capitalization and indebtedness	¥42,508,151

Note:

(1)	Total short-term borrowings consists of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.